EXHIBIT 11.0

MATTEL, INC. AND SUBSIDIARIES

COMPUTATION OF INCOME PER COMMON AND COMMON EQUIVALENT SHARE

(In thousands, except per share amounts)

	For the Three Months Ended
BASIC	March 31, 2007	March 31, 2006
	(Unaudited)
Net income	$11,963	$30,170

Applicable Shares for Computation of Net Income Per Share:

Weighted average common shares outstanding	389,883	388,766

Net Income Per Common Share—Basic:
Net income per common share	$0.03	$0.08

DILUTED
Net income	$11,963	$30,170

Applicable Shares for Computation of Net Income Per Share:

Weighted average common shares outstanding	389,883	388,766
Weighted average common equivalent shares arising from:
Dilutive stock options	6,867	2,521

Weighted average number of common and common equivalent shares	396,750	391,287

Net Income Per Common Share—Diluted:
Net income per common share	$0.03	$0.08